March 6, 2017

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Katherine Wray
Ji Shin
Frank Knapp
Kathleen Collins

Re:	MuleSoft, Inc.
Registration Statement on Form S-1
Filed February 17, 2017
File No. 333-216130

Ladies and Gentlemen:

On behalf of our client, MuleSoft, Inc. (“MuleSoft” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated February 24, 2017, relating to the above referenced Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently filing via EDGAR this letter and Amendment No. 1 to the Registration Statement (“Amendment No. 1”). For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter as well as both a clean copy of Amendment No. 1 and a copy marked to show all changes from the Registration Statement filed on February 17, 2017.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and comments of the Staff below (which are references to the Registration Statement filed on February 17, 2017), or as otherwise specifically indicated, all page references herein correspond to the page of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 57

1.	We note your response to prior comment 3. Please revise to disclose that each named customer had at least $100,000 in subscription and support revenue in 2016 to avoid the implication that the named customers have over $1 million in ACV.

Securities and Exchange Commission

March 6, 2017

In response to the Staff’s comment, we have revised the disclosure on pages 58 and 84 to disclose that each named customer accounted for at least $100,000 in subscription and support revenue in 2016.

Results of Operations

Comparison of the Years Ended December 31, 2015 and 2016

Revenue, page 65

2.	Please tell us what consideration you gave to providing the dollar amount or percentage increase in subscription and support revenue attributable to the expanded use of your platform by existing customers and the amount attributable to new customers. In this regard, you should remove vague terms such as “primarily” in favor of specific quantifications. See Item 303(a) of Regulation S-K and Section III.D of SEC Release 33-6835.

In response to the Staff’s comment, we have revised the disclosure on pages 66 and 68 to describe the percentage of the increase in subscription and support revenue that was attributable to existing customers versus new customers.

* * * *

Securities and Exchange Commission

March 6, 2017

Please direct any questions regarding the Company’s responses or Amendment No. 1 to me at (650) 565-3969 or javina@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Jon C. Avina

Jon C. Avina

cc:	Greg Schott, MuleSoft, Inc.

Rob Horton, MuleSoft, Inc.

Matt Langdon, MuleSoft, Inc.

Richard A. Kline, Goodwin Procter LLP

Anthony J. McCusker, Goodwin Procter LLP

Andrew T. Hill, Goodwin Procter LLP

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